910 West Legacy Center Drive, Suite 500 Midvale, Utah 84047 P: 801.263.0699 | ZAGG.com

Mara L. Ransom, Assistant Director

Danilo Castelli, Staff Attorney

Mail Stop 3561

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

VIA EDGAR AND FEDERAL EXPRESS

RE:	ZAGG Inc
Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 8, 2016 Form 10-Q for the Fiscal Quarter Ended June 30, 2016 Filed August 3, 2016 File No. 001-34528

Dear Ms. Ransom and Mr. Castelli:

This letter responds to the letter of the Commission staff (the “Staff”) dated September 27, 2016 (the “Comment Letter”), with regard to the above-referenced Annual Report on Form 10-K (the “Annual Report” or “Form 10-K”) and the Quarterly Report on Form 10-Q (the “Quarterly Report”) filed by ZAGG Inc (the “Company” or “ZAGG”), SEC File No. 001-34528, and contains the Company’s responses to the Staff’s comments.

Below, the Company presents each comment provided by the Commission and the Company’s response.

Comments and Responses for Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business

General

1.	Comment – In future filings please discuss the sources and availability of your raw materials and identify your exclusive third-party suppliers. In this regard, we note your company relies on suppliers to provide raw materials for your InvisibleShield product, Screen Protection accounted for 67% of your sales in 2015, and your risk factor on page 8 that discusses the risks associated with your manufacturing partners’ securing raw materials. Please show us what this disclosure will look like. Please see Item 101(c)(1)(iii) of Regulation S-K.

Response – The Company has undergone a number of changes over the past several years with regard to third-party suppliers and after consideration of the Staff’s comment, Management has determined to enhance the Form 10-K disclosure by adding the following section in bold under Item 1. Business:

Suppliers

We do not directly manufacture any of our products, rather we employ various third party manufacturing partners in the United States and Asia to perform these services on our behalf. The services employed by these third parties include the selection of sub-suppliers that provide raw materials and other components used in the manufacturing process. We have endeavored to use common components and readily available raw materials in the design of our products that can be sourced from multiple sub-suppliers. However, raw film used in our InvisibleShield film and InvisibleShield On-Demand (“ISOD”) products has been produced by a single supplier for the last nine years. Our film supplier has contractually agreed to not sell the raw materials to any of our competitors.

Below is a high-level summary by product category of the manufacturing sources used by the Company:

●	Screen Protection – Our screen product line is comprised of sales of InvisibleShield glass products (approximately 78% of 2015 screen protection sales or 52% net sales), InvisibleShield film products (approximately 20% of 2015 screen protection sales or 13% net sales), and ISOD film blanks (approximately 2% of 2015 screen protection sales or 1% net sales). InvisibleShield glass products are sourced from factories in Asia with protective glass expertise, each of which uses a number of sub-suppliers for raw materials and other components. Our InvisibleShield film and ISOD products are sourced through our third-party logistics partner, who purchases the raw film inventory from a single supplier (as discussed above).
●	Keyboards – Our keyboard product line consists of (1) device specific keyboards designed to fit individual tablets produced by original equipment manufacturers and (2) keyboards that are designed to be device agnostic and can be used on virtually any mobile device. Our keyboard products are sourced from factories in Asia with keyboard expertise, each of which uses a number of sub-suppliers for raw materials and other components.
●	Audio – Our audio product line consists of earbuds and headphones that are designed to be compatible with virtually all electronic mobile devices. Our audio products are sourced from factories in Asia with audio expertise, each of which uses a number of sub-suppliers for raw materials and other components.
●	Power Management – Our power management product line consists of external batteries that are designed to provide on-the-go power for tablets, smartphones, MP3 players, cameras, and virtually all other electronic mobile devices. Our power management products are sourced from factories in Asia with battery expertise, each of which uses a number of sub-suppliers for raw materials and other components.

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Our product and operations teams work closely with suppliers from initial product development and throughout the manufacturing process to ensure that (1) the supplier understands and will build according to product specifications, (2) appropriate quality is maintained for the finished goods and for all sub-components, and (3) the supplier can meet our supply needs.

As noted above, in the case of film screen protection, we have a long-standing, exclusive relationship with our film supplier. The relationship with this supplier and our relationship with our other third-party partners noted above is also discussed in Item 1 of the Form 10-K on page 3:

“We also customize each InvisibleShield film cut design for the specific electronic device and currently have thousands of unique designs. Each cut design is developed internally and is owned exclusively by us. We do not own the patent for the raw materials, which is held by our exclusive supplier. Our film supplier has contractually agreed to not sell the raw materials to any of our competitors. We believe that our relationship with the manufacturer of the raw material is on excellent terms and anticipate no interruption in our ability to acquire adequate supplies of raw materials and produce products.

We manufacture our other mobile device accessories (InvisibleShield glass, keyboards, keyboard cases, audio products, cases, mobile power solutions, and other accessories) using third party contract manufacturers located primarily in Asia. We have established relationships with third-party manufacturers, package assembly, warehousing, shipping, and logistics companies that allow us to expand our accessories production and shipping capacity as we continue to grow our current customer base and enter new markets.”

Given the fact that we have four different suppliers of InvisibleShield glass, our most popular screen protection product, any of which could supply our needs; that our sole film provider has consistently fulfilled our needs for over 9 years and that this product is becoming less and less material to our business every year (43% in 2013, 20% in 2014 and 13% in 2015), we believe that the revised disclosure included in this response meets the requirements of Item 101(c)(1)(iii) of Regulation S-K without disclosing the specific names of the raw material suppliers. Further, we believe that our competitors could use any public disclosure of our raw materials suppliers to harm the Company in a number of ways, including seeking their own direct or exclusive relationships with our suppliers, which could negatively impact our business in future periods.

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In addition to the sections discussed above, please find below additional changes made to Item 1A. Risk Factors to further address the Staff’s comment. Management’s proposed changes are noted (additions in bold and deletions in ~~strikethrough~~) and provide an example of revised disclosure that will be included in future Form 10-K filings to address the request from the Staff:

“The Company does not manufacture any of our products, rather employs various third party manufacturing partners to perform these services on our behalf. The services employed by these third parties include the selection of sub-suppliers that provide raw materials and other components used in the manufacturing process. Our manufacturing partners acquire substantially all of the raw materials that we use in our products from a variety ~~limited number~~ of suppliers. ~~Accordingly, w~~We can give no assurance that:

•	our supplier relationships will continue as presently in effect,
•	our suppliers will not become competitors,
•	our suppliers will be able to obtain the components necessary to produce high-quality, technologically-advanced products for us,
•	we will be able to obtain adequate alternatives to our supply sources should they be interrupted,
•	if obtained, alternatively sourced products of satisfactory quality would be delivered on a timely basis, competitively priced, comparably featured or acceptable to our customers, and
•	our suppliers will have sufficient financial resources to fulfill their obligations.

Our inability to procure sufficient quality and quantities of products that are in demand could reduce our profitability and have a material adverse effect on our relationships with our customers. If any of our supplier relationships are terminated or interrupted, we could experience an immediate or long-term supply shortage, which could have a material adverse effect on our business.”

Intellectual Property Rights, Page 5

2.	Comment – We note from a risk factor on page 9 that you do not internally develop the technology for a number of your key products. This suggests that third parties may own intellectual property rights to the technology of some of your key products and that a portion of your company’s revenue may rely upon licensing agreements or other arrangements you may have with third parties. Please enhance future filings to provide quantitative and qualitative disclosure about the key products that are not internally developed by you and provide a discussion of any material agreements upon which you rely in order to sell these products. Also, to the extent material, please consider revising your risk factors section in order to discuss the risks to your company’s business or financial condition stemming from third party ownership of the intellectual property underlying some of your key products. Please show us what this disclosure will look like.

Response – Although protection of intellectual property (“IP”) is important to the Company and we protect IP when appropriate, we do not view IP in our industry as the key barrier to entry because of the rapidly changing industry in which we operate. Very often, by the time we receive patent or other IP protection on a product that would serve as a barrier to entry, the market has moved on. Given this, we are very selective in what we decide to protect, measuring the cost to protect certain aspects of IP against the potential benefit.

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In addition, due to our close partnership with a number of factories in Asia, our third party logistics partner, and the manufacturer of the raw film used in our InvisibleShield and ISOD products, our product development teams work directly with these partners in the development of products. Our key suppliers in Asia have contractually agreed that the Company will retain all patents and IP rights to products that arise through our relationship, including design changes and innovations regardless of who instigates the product development change. Our film supplier retains the patents and IP rights for products it develops on our behalf, though has contractually agreed to not sell the raw materials to any of our competitors. However, given the rapidly changing market in which we operate, IP protection is secondary to (1) our distribution relationships with customers, (2) the speed with which we can bring a product to market and (3) our ability to effectively launch a product into market to generate the maximum number of sales before market sentiment changes.

The Staff mentioned licensing agreements for technology used in our products. In very few circumstances have we ever entered into a licensing agreement with a third party so that we can utilize a third-party’s technology in our products. Management notes that revenue generated from products that utilize technology licensed from a third party was inconsequential during 2015. Given this fact, management determined that the materiality of these relationships did not warrant a discussion in the Form 10-K.

Given this background, please find below disclosures and risk factors that were presented in the Form 10-K at December 31, 2015 and Management’s proposed changes noted (additions in bold and deletions in ~~strikethrough~~) to provide an example of revised disclosure that will be included in future Form 10-K filings to address the request from the Staff:

Item 1 disclosure on page 5:

Intellectual Property Rights

“Although protection of IP is important to the Company and we protect IP when appropriate, we do not view IP in our industry as the key barrier to entry because of the rapidly changing industry that we operate in. Very often, by the time we receive patent or other IP protection on a product that would serve as a barrier to entry, the market has moved on to new technologies or products. Given this, we are very selective in what we decide to protect, measuring the cost to protect certain aspects of IP against the potential benefit.

Due to our close partnership with suppliers in Asia, our third party logistics partner, and the manufacturer of the raw film used in our InvisibleShield and ISOD products, our product development teams work directly with these partners in the development of products. Our key suppliers in Asia have contractually agreed that the Company will retain all patents and IP rights to products that arise through our relationship, including design changes and innovations regardless of who instigates the product development change. Our film supplier retains the patents and IP rights for products it develops on our behalf, though has contractually agreed to not sell the raw materials to any of our competitors.

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We own utility and design patents in the U.S. and in various foreign countries which correspond to a number of our products, including patents with claims focused on certain features of ZAGG’s InvisibleShield protective films for electronic devices. ZAGG continues to actively pursue further protection for its InvisibleShield protective films and associated methods in the United States and in foreign countries, having filed patent applications for (i) both wet and dry application processes for securing protective films to consumer electronic devices; (ii) dry-application protective films; and (iii) on-demand production of electronic device accessories, including films. In addition, ZAGG has filed applications, and in some instances secured patents, for a variety of its protective cases and keyboard products. ZAGG has additional patents pending in the U.S. and internationally for a variety of current and expected products.

ZAGG owns thousands of InvisibleShield protective film designs for protecting a variety of consumer electronic devices. New designs are routinely added to ZAGG’s portfolio to accommodate the newest electronic devices on the market.

Additionally, ZAGG is the owner of numerous trademarks for use in connection with its goods and services. ZAGG has filed formal applications for a variety of trademarks, and has further secured trademark registrations for many of its trademarks in both the U.S. and in foreign countries.

ZAGG has strategically developed relationships and exclusive agreements with a number of third party vendors and suppliers. ZAGG’s long-standing relationship with its raw material suppliers and its manufacturers expands the scope of potential intellectual property protection available to ZAGG, including development of innovative solutions for protective films. These relationships also provide ZAGG with a reasonable expectation that it will be able to supply customers with products long into the future.

ZAGG regularly files patent and trademark applications to protect its inventions, designs and trademarks. While ZAGG believes that the ownership of intellectual property is important to its business, and that its success is based in part upon the ownership of intellectual property rights, ZAGG’s success is also based upon creative product solutions, establishing the preferred brand among both retailers and consumers, and targeted global distribution.

The intellectual property protection held by the Company varies in effectiveness in preventing certain aspects of competition. Although the Company believes the protection of intellectual property is an important factor in its business and that its success does depend in part on the ownership thereof, the Company views the following as our keys to past and future success (1) our distribution relationships with customers, (2) the speed we can bring a product to market and (3) our ability to effectively launch a product into market to generate the maximum number of sales before market sentiment changes.”

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Item 1 disclosure on page 5:

Patents and Trademarks

“The Company currently holds rights to patents relating to certain aspects of its products. The Company has registered or has applied for trademarks in the U.S. and a number of foreign countries. Although the Company believes the ownership of such patents and trademarks is an important factor in its business and that its success does depend in part on the ownership thereof, the Company also relies on the innovative skills, technical competence, and marketing abilities of its personnel.

The Company regularly files patent applications to protect innovations arising from its research, development and design, and is currently pursuing a number of patent applications. Over time, the Company has accumulated a portfolio of issued patents. No single patent or trademark is solely responsible for protecting the Company’s products. The Company believes the duration of its patents is adequate relative to the expected lives of its products.

Because of technological changes in the industries in which the Company competes, current extensive patent coverage and the rapid rate of issuance of new patents, it is possible that certain components of the Company’s products may unknowingly infringe existing patents or intellectual property rights of others. From time to time, the Company has been notified that it may be infringing certain patents or other intellectual property rights of third parties.”

Please find below the risk factor noted in the Staff’s comment with Management’s proposed changes noted (additions in bold and deletions in ~~strikethrough~~) to provide an example of revised disclosure that will be included in future Form 10-K filings to address the request from the Staff:

“Because we do not own ~~internally develop~~ all the technology incorporated in ~~for a number of our key products, including~~ the InvisibleShield film products, the impact of technological advancements may cause profit margin erosion and adversely impact our profitability and inventory value.

~~Because w~~Although protection of IP is important to the Company and we protect IP when appropriate, we do not view IP in our industry as an effective barrier to entry because of the rapidly changing industry that we operate in. Very often, by the time we receive patent or other IP protection on a product that would serve as a barrier to entry, the market has moved on to new technologies or products. Given this, we are very selective in what we decide to protect, measuring the cost to protect certain aspects of IP against the potential benefit.

Due to our close partnership with suppliers in Asia, our third party logistics partner, and the manufacturer of the raw film used in our InvisibleShield and ISOD products, our product development teams work directly with these partners in the development of products. Our key suppliers in Asia have contractually agreed that the Company will retain all patents and IP rights to products that arise through our relationship, including design changes and innovations regardless of who instigates the product development change. Our film supplier retains the patents and IP rights for products it develops on our behalf, though has contractually agreed to not sell the raw materials to any of our competitors. As we do not own the IP for ~~internally develop the technology for a number of our key products, including~~ the InvisibleShield film products, we cannot provide assurance that we will be able to source technologically advanced products in the future in order to remain competitive. Furthermore, the introduction or expected introduction of new products or technologies may depress sales of existing products and technologies. This may result in declining profit margins and inventory obsolescence. Because we maintain a substantial investment in product inventory, declining prices and inventory obsolescence could have a material adverse effect on our business and financial results.

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Although we do not own the patent for the film raw materials, which is held by our exclusive supplier, this supplier has contractually agreed to not sell the raw materials to any of our competitors. We believe that our relationship with the manufacturer of the raw material is on excellent terms and anticipate no interruption in our ability to acquire adequate supplies of raw materials and produce products. The Company has not entered into any material agreements to license technology included in our other products.

Our estimates of excess and obsolete inventory may prove to be inaccurate, in which case the net realizable value for excess and obsolete inventory may be understated or overstated. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and operating results.”

We will include the changes noted above in future Form 10-K filings.

Item 1A. Risk Factors

Risks Related to Our Financial Condition

A Small Number of Our Retailers Account for a Significant Amount…, Page 10

3.	Comment – We note your disclosure here and Note 13 to your financial statements that your company has four customers who accounted for over 10% of your net sales in 2013, 2014, and 2015 and that the loss of one or more of these customers would have a material adverse effect on your Company’s financial condition, results of operations, and cash flows. In future filings, please disclose the names of these customers and their relationship, if any, to your company. Please refer to Item 101(c)(1)(vii) of Regulation S-K. Please provide us with your proposed disclosure.

Response – The Company respectfully advises the Staff that, while certain customers in 2013, 2014 and 2015 accounted for 10% or more of our sales, the loss of any one of these customers would not necessarily have a material adverse effect on the registrant and its subsidiaries taken as a whole. We note that, other than Best Buy, our largest customer, none of the customers listed have exceeded the 10% threshold in more than two of the applicable years and one in only one of the three applicable years. In addition, the customer with the second highest percentage of sales has been different in each of the last three years and the ranking of our largest customers other than the largest customer with respect to percentage of our sales varies from year to year.

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Since we have experienced significant change in our customers who represent greater than 10% of our sales year over year, we do not believe that the loss of any one of these customers would have a material adverse effect on future operations or the financial condition of the Company taken as a whole. In light of the foregoing, the Company respectively submits that it believes further disclosure in this regard is not warranted, other than with respect to its largest customer. In future filings, we will specifically disclose our largest customer and will carefully consider whether we should disclose the names of other customers representing greater than 10% of our sales, the loss of whom would have a material adverse effect on the Company and our subsidiaries taken as a whole.

In the Annual Report as filed, the disclosure noted above is presented below. Management has added the bold sections to provide an example of revised disclosure that will be included in subsequent Form 10-K filings to address the request from the Staff:

“For the years ended December 31, 2015, 2014, or 2013, Best Buy was our largest customer and constituted 20%, 30%, and 25%, respectively, of net sales in each fiscal year. During 2015 and 2014, two other customers accounted for greater than 10% of net sales and in 2013, one other customer accounted for greater than 10% of net sales. Other than Best Buy, those customers with over 10% of net sales in a given year tend to change from year-to-year. ~~four customers accounted for over 10% of sales in a given year:~~

	~~2015~~	~~2014~~	~~2013~~
~~Customer A~~	~~20%~~	~~30%~~	~~26%~~
~~Customer B~~	 ~~9%~~	~~11%~~	~~18%~~
~~Customer C~~	~~11%~~	~~11%~~	 ~~6%~~
~~Customer D~~	~~17%~~	 ~~6%~~	 ~~5%~~

No other customer account balances were more than 10% of sales during 2015, 2014, or 2013. ~~If the Company loses one or more of the Company’s significant customers, it would have a material adverse effect on the Company’s financial condition, results of operations, and cash flows.~~

Although we have contracts in place governing our relationships with customers, the contracts are not long-term and all of our retailers generally purchase from us on a purchase order basis. As a result, these retailers generally may, with little or no notice or penalty, cease ordering and selling our products, or materially reduce their orders. If any of these retailers cease selling our products, slow their rate of purchase of our products, or decrease the number of products they purchase, our results of operations could be adversely affected.”

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In addition, please find below the risk factor addressing the same issue with Management’s proposed changes noted (additions in bold and deletions in ~~strikethrough~~) to provide an example of revised disclosure that will be included in future Form 10-K filings to address the request from the Staff:

One ~~A small number~~ of our customers ~~retailers~~ accounts for a significant amount of our net sales, and the loss of, or reduced purchases from, these or other retailers could have an ~~material~~ adverse effect on our operating results.

For the years ended December 31, 2015, 2014, or 2013, Best Buy was our largest customer and constituted 20%, 30%, and 25%, respectively, of net sales in each fiscal year. During 2015 and 2014, two other customers accounted for greater than 10% of net sales and in 2013, one other customer accounted for greater than 10% of net sales. Other than Best Buy, those customers with over 10% of net sales in a given year tend to change from year-to-year. ~~four customers accounted for over 10% of sales in a given year:~~

	~~2015~~	~~2014~~	~~2013~~
~~Customer A~~	~~20%~~	~~30%~~	~~26%~~
~~Customer B~~	 ~~9%~~	~~11%~~	~~18%~~
~~Customer C~~	~~11%~~	~~11%~~	 ~~6%~~
~~Customer D~~	~~17%~~	 ~~6%~~	 ~~5%~~

No other customer account balances were more than 10% of sales during 2015, 2014, or 2013. ~~If the Company loses one or more of the Company’s significant customers, it would have a material adverse effect on the Company’s financial condition, results of operations, and cash flows.~~

Although we have contracts in place governing our relationships with customers, the contracts are not long-term and all of our retailers generally purchase from us on a purchase order basis. As a result, these retailers generally may, with little or no notice or penalty, cease ordering and selling our products, or materially reduce their orders. If any of these retailers cease selling our products, slow their rate of purchase of our products, or decrease the number of products they purchase, our results of operations could be adversely affected.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition…, Page 24

4.	Comment – In future quarterly reports on Form 10-Q, provide disclosure regarding the reasons for the changes in your results of operation for the specified period to discuss, for example, the reason(s) for your increase in net sales. If possible, quantify each reason. In this regard, we note statements by your CEO from your second quarter 2016 earnings call transcript regarding Pokémon GO and its effect on your company’s business and financial results. We also note the accompanying tabular disclosure regarding percentage of sales related to key product lines. Please refer to Item 303(a)(3)(i) of Regulation S-K and SEC Release No. 33-8350 for guidance. Please show us what this disclosure will look like.

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Response – During the second quarter 2016 earnings call held on August 2, 2016, Randy Hales, ZAGG CEO, discussed the ZAGG “business outlook for the remainder of 2016” in which he acknowledged “some positive impact from the recent Pokémon craze.” Mr. Hales continued by saying, “while we can’t predict the sustainability of Pokémon, the most immediate positive impact has been a reduction of inventory both at retail and company-owned, as retailers are seeing increases in sales of power related products and the need to replenish their inventory.”

For purposes of clarity, the Pokémon Go augmented reality game (the “Pokémon Go App”) referenced by the Staff launched in early July 2016 (third quarter of 2016). Thus, quarter-to-date and year-to-date operations during the three and six months ended June 30, 2016 reported in the Quarterly Report were not impacted by users of the Pokémon Go App. As there was no impact to the financial statements included in the Quarterly Report and it was clear that any impact to the Company subsequent to the second quarter did not warrant a subsequent events disclosure, Management did not believe it appropriate to formally discuss the Pokémon Go App in the Quarterly Report. The comments from Mr. Hales were intended only to provide commentary in response to media reports of power drain on mobile devices for those playing the Pokémon Go App and the significant media discussion on the potential impact to sales of our power products. We believed that the impact of the Pokémon Go App could be material to future periods and was best addressed during the CEO commentary portion of the earnings call, but not in the Quarterly Report for the reasons noted above.

In future filings of the Company’s Quarterly Report on Form 10-Q, Management will endeavor to provide additional disclosure regarding the reasons for period over period changes in our results from operations and also ensure comments provided by the CEO and CFO related to the periods covered by the financial statements are consistent with the discussion presented in the Form 10-Q.

Please find below the net sales disclosure in the Quarterly Report for the three months ended June 30, 2016 with Management’s proposed changes noted (additions in bold and deletions in ~~strikethrough~~) to provide an example of additional disclosure that will be included in future filings to address the request from the Staff:

“Net sales for the quarter ended June 30, 2016, were $99,833 as compared to net sales of $66,689 for the quarter ended June 30, 2015, an increase of $33,144 or 50%. The increase in sales comparing the quarter ended June 30, 2016 to 2015 was primarily related to (1) mophie sales of $32,023 (acquisition date of March 3, 2016), and (2) increased sales of screen protection products through wireless retailers. These increases were partially offset by a decline in keyboard sales due to overall softness in the tablet market compared to the prior year period.”

5.	Comment – Please provide an analysis of any known trends, demands, commitments or uncertainties that have, or are reasonably likely to have, a material effect on your company’s liquidity, capital resources or results of operations. In this regard, we note statements by your CEO from your second quarter 2016 earnings call transcript acknowledging recent reductions in inventory and the need to “shift capacity to manufacturing [y]our newest generation of power products.” Please tell us what this disclosure will look like.

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Response – During the second quarter 2016 earnings call held on August 2, 2016, Mr. Hales discussed the ZAGG “business outlook for the remainder of 2016” in which he acknowledged “some positive impact from the recent Pokémon craze.” Mr. Hales continued by saying, “while we can’t predict the sustainability of Pokémon, the most immediate positive impact has been a reduction of inventory both at retail and company-owned, as retailers are seeing increases in sales of power related products and the need to replenish their inventory. We are taking actions to capitalize on this opportunity while at the same time balancing our supply chain as it shifts capacity to manufacturing our newest generation of power products.”

As noted above, the Pokémon Go App launched in early July 2016 (third quarter of 2016). Thus, balance sheet accounts at June 30, 2016 reported in the Quarterly Report were not impacted. As there was no impact on the financial statements included in the Quarterly Report, Management did not believe it appropriate to formally discuss the Pokémon Go App in the Quarterly Report. The comments from Mr. Hales were intended only to provide commentary in response to media reports of the power drain on mobile devices for those playing the Pokémon Go App and there was significant media discussion on the potential impact to our power products and related inventory position. We believed that the impact of the Pokémon Go App could be material to future periods and was best addressed during the CEO commentary portion of the earnings call, but not in the Quarterly Report for the reasons noted above.

In future filings of the Company’s Quarterly Report on Form 10-Q, Management will endeavor to provide additional disclosure regarding known trends, demands, commitments or uncertainties that have, or are reasonably likely to have, a material effect on the Company’s liquidity, capital resources or results of operations. In addition, as noted above, we will work to ensure that comments provided by the CEO and CFO related to the periods covered by the financial statements are consistent with the discussion presented in the Form 10-Q.

Please find below the liquidity and capital resources disclosure in the Quarterly Report at June 30, 2016 with Management’s proposed changes noted (additions in bold and deletions in ~~strikethrough~~) to provide an example of additional disclosure to address the request from the Staff:

“At June 30, 2016, our principal sources of liquidity are cash provided by operations, cash on-hand, the term loan, and a revolving line of credit. Our principal uses of cash have been the acquisition of mophie and the funding of working capital requirements.

Cash and cash equivalents on-hand decreased to $9,250 on June 30, 2016, from $13,002 on December 31, 2015, a decrease of $3,752. The decrease in cash was largely the result of cash used for the purchase of mophie, for working capital requirements at mophie, and purchases of fixed assets; this decrease was partially offset by cash collections and borrowings under the Credit and Security Agreement during the six months ended June 30, 2016. Earnings from foreign operations are considered permanently re-invested and of the $9,250 cash balance on June 30, 2016, cash from foreign entities totaled $3,317, which constitutes 36% of the total cash and cash equivalents balance.

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Accounts receivable, net of allowances, increased to $64,885 on June 30, 2016, from $57,647 on December 31, 2015, an increase of $7,238. The increase was due to accounts receivable from the mophie acquisition. This increase was partially off-set by cash collections during the six months ended June 30, 2016.

Inventories increased to $68,856 on June 30, 2016, from $45,912 on December 31, 2015, an increase of $22,944. The increase was due to the acquisition of mophie and related inventories, which totaled $31,269 at June 30, 2016. ZAGG inventories decreased to $37,587 on June 30, 2016, from $45,912 on December 31, 2015. The decrease in ZAGG inventory is due primarily to (1) continued focus and improvements in the Company’s planning and forecasting processes and (2) seasonal increases in inventory each year-end to ensure the Company has sufficient inventory to fulfill orders in anticipation of Chinese New Year, which occurs in the first quarter and during which many factories cease operations for several weeks.

Accounts payable increased to $62,595 on June 30, 2016, from $33,846 on December 31, 2015, an increase of $28,749. The increase was due to the acquisition of mophie and related payables, which was partially offset by payments made during the first six months of 2016.

At June 30, 2016, we had working capital of $18,877 compared to $82,677 as of December 31, 2015. The decrease in working capital was primarily related to the current liability classification of the line of credit under US GAAP, although the maturity date is not until March 3, 2021. Despite the maturity date in 2021, U.S. GAAP requires that the line of credit be classified as a current liability due the existence of a lockbox arrangement with the bank whereby cash collections are automatically swept against the line of credit.

Based on the current level of operations, we believe that cash provided by operations, cash on hand, and available borrowings under existing credit arrangements will be adequate to fund expected capital expenditures and working capital needs for the next 12 months.”

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The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures included in SEC filings,
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management appreciates your comments and asks that you direct any questions that you have with respect to the foregoing to the undersigned.

Respectfully,

/s/ BRADLEY J. HOLIDAY

Bradley J. Holiday

Chief Financial Officer

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